April 21, 2006

Via Mail and Fax

Mr. Robert M. Powell
Chief Executive Officer
USA Truck, Inc.
3200 Industrial Park Road
Van Buren, Arkansas  72956

	RE: 	USA Truck, Inc.
		Form 10-K: For the Year Ended December 31, 2005
		File Number: 000-19858

Dear Mr. Powell:

	We have reviewed the above referenced filing and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filing. Where indicated, we believe you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K: For the Year Ended December 31, 2005

Item 7. Management`s Discussion and Analysis ...
Critical Accounting Estimates
Selections of estimated useful lives and salvage values for purposes of depreciating tractors and trailers

1. You cite a number of factors that are considered in determining useful lives and salvage values for your revenue equipment. In this regard, please expand your disclosure to provide greater insight into the quality, sensitivity and variability of these factors that materially have affected or may affect your determination of useful lives and/or salvage values, and the consequent amount of depreciation expense recorded in any period. In particular, clearly and in greater detail explain how depreciation expense has varied in response to changes in your equipment replacement policy, and how the policy was changed. For example, you disclose that depreciation expense increased for 2002, 2003 and the first quarter of 2004 relative to your decision to delay replacing tractors. However, it is not clear whether this was due to an extension of useful lives, salvage values or combination of both and the degree of the related impact, or merely the result of the equipment being held longer than expected within previously established depreciable lives and salvage values.
Ensure that any consequent changes in depreciation expense in respect of your policy changes are reported in accordance with the requirements of FAS 154. Additionally, discuss the anticipated impacts on future depreciation expense in response to expected changes in your replacement policy. For example, you have disclosed that you have recently returned to a more aggressive replacement program. Also, address the reasonableness of assigned depreciable lives relative to average ages. Further, explain how the determination of useful lives and salvage values impact the amount of gains/losses recognized on asset dispositions. Provide us with a copy of your intended disclosure.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition

2. We note that direct expenses related to delivery service revenue are recognized proportionally over reporting periods. This does not comply with the acceptable methods (Methods 3 and 5) specified in EITF 91-9. Please explain to us why you believe your policy is appropriate, and cite relevant guidance upon which you rely in support of your position. Provide us with a schedule that shows over the last three fiscal years the amount of such expenses that would have been recognized in each quarter within each year if expenses were recognized under each of the specified methods within the EITF along with the amount of expenses that were recognized. In addition, disclose in all future quarterly and annual filings the impact from using your method of accounting versus an acceptable method under EITF 91-9. In any period where you conclude that the impact would be material, you must change your method of accounting to comply with EITF 91-9.

3. Additionally, please expand your disclosure to include the policies for revenue and related direct expenses associated with logistic and brokerage services.

Segment Reporting

4. We note that you now have three operating divisions as opposed to two in the past, and that you continue to disclose only one reportable segment. Please explain to us the reason why you believe it was necessary to expand your operations into a third division, and whether or not this has created any changes in the way management assesses operations and allocates resources thereto. Explain how the economic characteristics of these divisions are similar to warrant aggregation into one reportable segment, in particular how operating margins and the "empty mile factor" compare among divisions over the last three fiscal years, and how the empty mile factor is or is not compensated for in arrangements with customers respective to each division. Moreover, explain how the economic characteristics are similar in light of your disclosure that services of the logistics division are more stable than those of the other divisions during economic downturns and that logistics and freight brokerage typically remain consistent during periods of scarce freight demand.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. You may contact Doug
Jones at 202-551-3309 or me at 202-551-3812 with any questions.

	Sincerely,



	Michael Fay
	Accounting Branch Chief

cc: Clifton R. Beckham, Senior Vice President, Chief Financial Officer